Exhibit 10.6

SABAN CAPITAL ACQUISITION CORP.

TERM SHEET

This term sheet (“Term Sheet”), dated as of September 13, 2018, sets forth the principal terms and conditions governing the employment relationship between Kim Snyder (“Executive”) and Panavision Holdings Inc. (the “Company”). This Term Sheet is binding upon execution by the Company and Executive but is conditioned upon the consummation of the transactions contemplated by that Business Combination Agreement dated as of September 13, 2018 (“BCA”), by and among the Company, Panavision Inc., Sim Video International Inc., and certain other parties thereto, which BCA is entered into concurrently herewith. References herein to the “Closing” shall mean the consummation of the transactions contemplated by the BCA.

1. Effective Date	This Term Sheet shall become effective upon the Closing. If the Closing does not occur, this Term Sheet shall not become effective and shall be null and void with no force or effect.

2. Termination of Prior Agreements	As of the Closing, that certain employment offer letter, between Executive and Panavision Inc., dated as of November 11, 2012, together with all appendices and exhibits thereto (including the Employment Term Sheet set forth therein), and, in the event the Company and Executive mutually agree upon the Inventions and Confidentiality Agreement described below, the Inventions and Confidentiality Agreement, between Executive and Panavision Inc., in each case, shall automatically terminate and be of no further force or effect, and none of Executive, or the Company or any of its affiliates will have any further obligation thereunder.

3. Employment Term	Executive’s employment with the Company pursuant to the terms and conditions of this Term Sheet shall commence upon the occurrence of the Closing and continue through the fourth anniversary thereof (the “Initial Term”), unless otherwise terminated earlier in accordance with the terms of this Term Sheet. Thereafter, Executive’s employment with the Company shall automatically be extended for successive one-year periods (each a “Renewal Term”) unless and until the Company or Executive give written notice to the other at least ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term, as applicable. The Initial Term and any Renewal Term shall be referred to herein collectively as the “Term”.

4. Title/Duties

During the Term, Executive will serve as the Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors (the “Board”), reporting solely and directly to the Board, and will have such authority, responsibilities and duties as are customarily attendant to that position. During the Term, Executive shall also serve as a member of the Board without additional compensation.

During the Term, Executive will devote substantially all of Executive’s business time and attention to the performance of Executive’s duties hereunder. Notwithstanding the foregoing, Executive shall be permitted to engage in community and educational activities, serve on not for profit boards, manage her personal investments and, subject to the Board’s approval which shall not be unreasonably withheld, may serve on one for-profit board, so long as such activities do not interfere with Executive’s performance of her duties hereunder or otherwise violate this Agreement. Executive agrees to abide by the rules, regulations, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company and provided to Executive.

5. Location	During the Term, Executive’s primary business location will be in the Company’s headquarters in Los Angeles, California, with travel to other locations as reasonably necessitated by the business.

6. Base Salary	During the Term, Executive’s base salary will be at the rate of $675,000 per year. Executive’s annual base salary will be subject to annual review for increase (but not decrease without Executive’s prior written approval) by the Board (or a duly authorized committee of the Board) (such annual base salary as may be increased from time to time shall be referred to herein as the “Annual Base Salary”).

7. Annual Bonus Opportunity

During the Term, Executive will be eligible to earn an annual bonus for each calendar year beginning with the year in which the Closing occurs based upon achievement of specific Company and individual objectives established by the Board in consultation with Executive. Executive’s target annual bonus shall be 100% of Executive’s Annual Base Salary (the “Annual Target Bonus”); provided, that Executive’s Annual Target Bonus shall be pro-rated for any partial year of employment with the Company. The Board, in its reasonable good faith discretion, will determine whether the Company and individual objectives have been achieved or exceeded for any given year and such determination will be binding on Executive.

Other than as provided in Section 9, 10 or 12 below, Executive must have been continually employed and not have given notice of resignation during the applicable calendar year in order to be eligible to receive such bonus. The annual bonus, if any, shall be paid during the calendar year following the year to which the annual bonus relates and on the date on which the Company pays bonuses to executives generally with respect to the preceding calendar year, consistent with past practices (which date shall be April 1 in the year immediately following the completed year; provided, that the Company shall not be deemed to be in breach of this provision if such annual bonus is paid after April 1 of such following year in the event the Company’s audited financial statements have not been issued or bonus amounts for executives generally or otherwise are not determinable by such date, provided such annual bonus is paid prior to June 30 of such following year).

8. Equity Incentive Plan

On or before the Closing, the Board shall establish an equity incentive plan (the “Plan”) to be administered by the Board providing for the grant of equity awards thereunder with respect to a number of shares of common stock of the Company (“Shares”) equal to a percentage of the outstanding Shares as of the Closing as determined by the Board in its sole discretion.

As soon as practicable following the Closing and, subject to the approval of the Board which shall not be unreasonably withheld, effective for each fiscal year of the Company thereafter during the Term, Executive shall be granted an annual equity award under the Plan (or any successor thereto) in respect of such fiscal year (an “Annual Equity Award”) which shall be subject to the following terms and conditions:

•  The Annual Equity Award will be comprised of a combination of restricted stock and stock options in such portion as determined by the Board in its sole discretion;

•  The Annual Equity Award will have a grant date value of $875,000, with the number of Shares subject to such grant of restricted stock determined based on the fair market value per Share on the date of grant (rounded up to the next share) or with respect to such grant of stock options, the grant date value determined pursuant to ASC Topic 718;

•  The stock options will have an exercise price per share equal to the fair market value of a Share on the date of grant;

•  Subject to Executive’s continued employment with the Company on each vesting date, the Annual Equity Award will vest with respect to 25% of the underlying Shares on each of the first four anniversaries of the vesting commencement date (which shall be the date of Closing for the initial Annual Equity Award and the date of grant for each Annual Equity Award thereafter); provided, that if a Change in Control (as defined below) occurs and Executive remains in continuous employment with the Company until at least immediately prior to such Change in Control, then the Annual Equity Award, to the extent unvested, shall immediately vest and become exercisable; and

•  Except as provided in Section 9, 10 or 12 below or as otherwise may be provided pursuant to the Plan, any portion of the Annual Equity Award that is unvested upon Executive’s termination of employment shall be forfeited on the date of such termination of employment.

Consistent with the foregoing, the terms and conditions of the Annual Equity Award will be set forth in a stock option agreement and restricted stock award agreement, as applicable, to be entered into by the Company and Executive, and the Plan, which shall evidence the grant of the Annual Equity Award. In the event of a conflict between any provision contained herein and the applicable award agreement, this Term Sheet will govern and prevail.

9. Termination without Cause and Executive’s Resignation with Good Reason

Subject to Executive’s execution and non-revocation of a general release of claims in favor of the Company in a form to be provided by the Company (the “Release”) within 60 days following the date of termination (the “Release Period”), in the event of a termination of the Term and Executive’s employment by the Company without Cause (as defined in Section 13) (other than due to Executive’s death or Disability) or Executive’s resignation with Good Reason (as defined in Section 13), in either case, Executive will be entitled to the following:

•  Severance pay in an amount equal to the sum of (i) two times the Annual Base Salary as in effect on the termination date and (ii) 100% of the Annual Target Bonus as in effect on the termination date, which amount shall be payable in substantially equal installments, in accordance with the Company’s normal payroll practices, through the 24-month anniversary of the termination date; provided, that the first installment of such severance pay shall be paid to Executive on the first regularly scheduled payroll date that occurs after the Release becomes irrevocable and shall include all installments that would otherwise have been paid prior to such date; provided, further, to the extent required to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), if the Release Period spans two calendar years, the first installment of such severance pay shall be paid on the first regularly scheduled payroll date that occurs in the second calendar year (and such installment shall include all payments that would otherwise have been paid prior to such date);

•  A pro rata annual bonus for the year in which such termination occurs in an amount equal to the product of (i) the Annual Target Bonus as in effect on the termination date and (ii) a fraction, the numerator of which shall be the number of days elapsed from January 1 of such calendar year through the termination date and the denominator of which shall be 365 (the “Pro Rata Annual Bonus”), payable in a lump-sum on the first regularly scheduled payroll date that occurs after the Release becomes irrevocable;

•  If Executive properly elects continuation of Executive’s medical, dental and vision coverage under COBRA, the Company shall pay directly, or reimburse Executive for the monthly COBRA premiums with respect to such coverage until the earlier of (x) the date which is 18 months following the termination date or (y) the date on which Executive obtains other medical, dental or vision plan coverage, whether from another employer or otherwise. Executive shall immediately notify the Company if Executive becomes covered by a medical, dental or vision plan of a subsequent employer or otherwise. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide such COBRA premium payment benefits without adverse tax consequences to the Company, then the Company shall, in lieu thereof, provide to Executive a taxable monthly amount equal to the monthly plan premium payment in substantially equal monthly installments over such 18-month period (or the remaining portion thereof); and

•  Accelerated vesting and immediate exercisability of any outstanding stock options, restricted stock or other equity awards held by Executive with respect to the portion of the then-unvested shares subject to such awards that would have vested and become exercisable over the 24 month period following the date of termination of employment if Executive’s employment had continued through such period (and any vested options shall remain exercisable for not less than 6 months following the date of termination, or, if earlier, the end of the scheduled option term).

In addition, Executive will receive (i) a lump sum cash payment of all accrued and unpaid Annual Base Salary and accrued but unpaid vacation pay, payable within 5 days following the termination date (or such earlier date required by applicable law), (ii) a lump-sum cash payment equal to any annual bonus earned, but unpaid, as of the termination date for the immediately preceding calendar year, to be paid when annual bonuses are otherwise paid to the Company’s senior executives, (iii) payment of any unreimbursed business expenses incurred by Executive through the termination date, and (iv) payments of any earned or vested compensation and employee benefits under any Company or affiliate plan, policy or arrangement, in accordance with the applicable plans, policies, arrangements or applicable law (collectively the “Accrued Benefits”).

10. Termination for Executive’s Death or Disability

In the event of a termination of Executive’s employment as a result of Executive’s death or Disability, Executive (or Executive’s estate) will be entitled to payment of the Accrued Benefits. In addition, subject to the execution and non-revocation of a Release by Executive (or Executive’s estate) within the Release Period, Executive will be entitled to the following:

•  The Pro Rata Annual Bonus, payable in a lump-sum on the first regularly scheduled payroll date that occurs after the Release becomes irrevocable; and

•  Accelerated vesting and immediate exercisability of any outstanding stock options, restricted stock or other equity awards held by Executive with respect to the portion of the then-unvested shares subject to such awards that would have vested and become exercisable over the 12 month period following the date of termination of employment if Executive’s employment had continued through such period (and any vested options shall remain exercisable for not less than 12 months following the date of termination, or, if earlier, the end of the scheduled option term).

11. Termination by the Company for Cause or by Executive without Good Reason	In the event of a termination of Executive’s employment by the Company for Cause or by Executive without Good Reason, Executive shall be entitled to payment of the Accrued Benefits.

12. Non-Renewal of Term

In the event Executive elects not to extend the Term pursuant to Section 3, unless Executive’s employment is earlier terminated pursuant to Sections 9, 10 or 11, the expiration of the Term and Executive’s termination of employment hereunder shall occur on the close of business on the day immediately preceding the next scheduled extension date of the Term and Executive shall be entitled to receive the Accrued Benefits.

In the event the Company elects not to extend the Term pursuant to Section 3, unless Executive’s employment is earlier terminated pursuant to Sections 9, 10 or 11, the expiration of the Term and Executive’s termination of employment hereunder shall occur on the close of business on the day immediately preceding the next scheduled extension date of the Term and, subject to Executive’s execution and non-revocation of a Release within the Release Period, Executive will be entitled to the following:

•  Severance pay in an amount equal to the sum of (i) six months of the Annual Base Salary as in effect on the termination date and (ii) 50% of the Annual Target Bonus as in effect on the termination date, which amount shall be payable in substantially equal installments, in accordance with the Company’s normal payroll practices, through the 12-month anniversary of the termination date; provided, that the first installment of such severance pay shall be paid to Executive on the first regularly scheduled payroll date that occurs after the Release becomes irrevocable and shall include all installments that would otherwise have been paid prior to such date; provided, further, to the extent required to comply with Section 409A of the Code, if the Release Period spans two calendar years, the first installment of such severance pay shall be paid on the first regularly scheduled payroll date that occurs in the second calendar year (and such installment shall include all payments that would otherwise have been paid prior to such date);

•  a pro rata annual bonus for the year in which such termination occurs in an amount equal to the product of (i) 50% of the Annual Target Bonus as in effect on the termination date and (ii) a fraction, the numerator of which shall be the number of days elapsed from January 1 of such calendar year through the termination date and the denominator of which shall be 365, payable in a lump-sum on the first regularly scheduled payroll date that occurs after the Release becomes irrevocable;

•  If Executive properly elects continuation of Executive’s medical, dental and vision coverage under COBRA, the Company shall pay directly, or reimburse Executive for the monthly COBRA premiums with respect to such coverage until the earlier of (x) the date which is six months following the termination date or (y) the date on which Executive obtains other medical, dental or vision plan coverage, whether from another employer or otherwise. Executive shall immediately notify the Company if Executive becomes covered by a medical, dental or vision plan of a subsequent employer or otherwise. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that it cannot provide such COBRA premium payment benefits without adverse tax consequences to the Company, then the Company shall, in lieu thereof, provide to Executive a taxable monthly amount equal to the monthly plan premium payment in substantially equal monthly installments over such six-month period (or the remaining portion thereof); and

•  Accelerated vesting and immediate exercisability of any outstanding stock options, restricted stock or other equity awards held by Executive with respect to the portion of the then-unvested shares subject to such awards that would have vested and become exercisable over the 6 month period following the date of termination of employment if Executive’s employment had continued through such period (and any vested options shall remain exercisable for not less than 6 months following the date of termination, or, if earlier, the end of the scheduled option term).

Following such termination of Executive’s employment under this Section, except as set forth in this Section, Executive shall have no further rights to any compensation or any other benefits under this Term Sheet.

13. Definitions

A termination for “Cause” means a termination of Executive’s employment by the Company due to Executive’s (i) conviction of, or plea of guilty or nolo contendere to, a felony or Executive’s commission of an act of dishonesty or illegal conduct resulting in economic, financial or material reputational injury to the Company or any of its subsidiaries or affiliates; (ii) material breach or material violation of the terms of this Term Sheet, the Company’s Code of Business Conduct, the Inventions and Confidentiality Agreement (as defined in Section 15 below), or the Company’s Employment Handbook, which breach or violation is not capable of being cured or continues for 30 days after notice is provided by the Company to Executive; (iii) fraud or willful misconduct by Executive in the conduct of Executive’s duties or in relation to the Company or a breach by Executive of Executive’s fiduciary duty to the Company or its shareholders; (iv) engaging in personal conduct in violation of the Company’s sexual harassment or employment discrimination policies (as outlined in the Company’s Employee Handbook) or the use or possession at work of any illegal controlled substances, in either case, which would reasonably be expected to, or does, damage the financial condition of the Company or any of its subsidiaries or affiliates or materially discredits or damages the reputation of the Company or any of its subsidiaries or affiliates, or (v) refusal to comply with good faith, reasonable and lawful directions from the Board (other than due to physical or mental illness) which refusal is not capable of being cured or continues for 10 days (if material) or 30 days (if immaterial) after notice is provided by the Company to Executive.

Executive’s resignation with “Good Reason” means a termination of Executive’s employment after (i) a reduction in Executive’s then current Annual Base Salary and/or Annual Target Bonus opportunity, provided, that, an aggregate reduction of the Annual Base Salary and/or Annual Target Bonus by an amount equal to less than 10% of the sum of the Annual Base Salary and Annual Target Bonus opportunity pursuant to an across-the-board reduction in base salary and/or annual target bonus percentage applicable to all similarly situated executives or executive officers of the Company shall not constitute Good Reason (for the avoidance of doubt, any payout of an annual bonus based on actual performance for any given year which is less than the Annual Target Bonus for such given year shall not constitute Good Reason); (ii) the Company’s material breach or material violation of this Term Sheet including a failure by the Company to establish the Plan and make the initial Annual Equity Award grant to Executive within ninety (90) days following Closing; (iii) a material diminution in Executive’s position, title, responsibilities, authority or reporting relationship which represents a demotion or fundamental change from Executive’s position, title, responsibilities, authority or reporting relationship with the Company (other than a temporary change while Executive is physically or mentally incapacitated or as required by applicable law), including a failure to nominate Executive for the Board or the removal of Executive from the Board (other than for Cause), provided, that the removal of Executive as Chairman of the Board shall not constitute Good Reason; or (iv) a change by the Company of Executive’s principal place of employment to a location more than 35 miles from the Company’s current corporate headquarters; provided, that (x) Executive gives the Company written notice of Executive’s intention to resign within 30 days after Executive’s knowledge of the occurrence of such event, (y) the Company shall have 30 days from its receipt of such notice to cure any condition that constitutes Good Reason, and (z) Executive terminates her employment within 30 days of the expiration of such cure period.

“Disability” shall mean that, due to physical or mental incapacity, Executive has been substantially unable to perform Executive’s duties under this Term Sheet for a continuous period of 135 days or longer, or for 195 days or more in any 12-month period. Any question as to the existence of Executive’s Disability as to which Executive and the Company cannot agree shall be determined in writing by a qualified independent physician mutually acceptable to Executive and the Company. If Executive and the Company cannot agree as to a qualified independent physician, each shall appoint such a physician and those two physicians shall select a third who shall make such determination in writing and such determination will be binding on Executive and the Company.

“Change in Control” shall mean the first to occur of any of the following events; (1) one person or group (other than Saban Sponsor LLC or an affiliate thereof, Cerberus Capital Management or an affiliate thereof, or Solus Alternative Asset Management or an affiliate thereof (collectively, the “Existing Investor”)) becomes the beneficial owner, directly or indirectly, of more than 50% of the combined voting power of the then issued and outstanding securities of the Company, whether pursuant to a sale of securities, merger or otherwise, (2) the consummation of a sale, transfer or other disposition of all or substantially all of the business and assets of the Company, whether by sale of assets, merger or otherwise (determined on a consolidated basis), to one person or group (other than any Existing Investor or an affiliate thereof), or (3) the Company is party to one or more related proxy contests or settlements of related proxy contests initiated by one or a group of related shareholders as a consequence of which the incumbent members of the Board in office as of the Closing (including any successor Board member appointed by the incumbent Board members to replace a Board member in the ordinary course) constitute less than a majority of the Board following such proxy contest or settlement thereof.

14. Withholding and Deductions	All payments made to Executive under this Term Sheet shall be subject to withholding tax and other employee deductions as may be required by applicable law.

15. Code of Business Conduct; Confidentiality Agreement; Background Check	As a condition of employment, Executive will be required to (i) enter into an Employee Proprietary Information and Inventions Agreement which is mutually agreed upon (the “Inventions and Confidentiality Agreement”), (ii) enter into the Code of Business Conduct with the Company and (iii) have successfully completed a standard background check.

16. Governing Law/ Dispute Resolution/Venue	This Term Sheet and the terms of Executive’s employment with the Company will be governed by the laws of the State of California and any and all actions, controversies arising from Executive’s employment shall be construed and enforced in accordance with the internal laws of the State of California without regard to the conflict of law principles thereof. Executive and the Company will irrevocably submit to the personal jurisdiction of the courts of California. If Executive prevails on any material issue in a dispute, the Company shall promptly (and in any event within 30 days following receipt of an invoice) reimburse Executive for all reasonable attorney fees and expenses incurred in connection with such dispute solely as related to such material issue.

17. Liability Insurance and Indemnification	The Company shall arrange and pay for Executive to be covered under directors and officers, and other appropriate, liability insurance policies both during, and while any potential liability of Executive exists, after the Term, but, in each case, in the same amount and to the same extent, if any, as the Company covers its other similarly situated executives, officers and directors. In addition, the Company shall indemnify and hold Executive harmless for all acts and omissions occurring during her employment with the Company or service as a member of the Board to the maximum extent provided under the Company’s articles of incorporation and/or bylaws and applicable State law.

18. Conditions	This Term Sheet shall govern the terms and conditions of Executive’s employment with the Company effective as of, and conditioned upon, the Closing. To the extent any plans or arrangements described herein (and in each case corresponding award agreements, as applicable) are separate documents, such documentation shall not subject Executive to any terms and conditions, other than de minimis terms and conditions (including any additional or modified restrictive covenants) that are less favorable than as provided herein.

19. Benefits and Perquisites

During the Term, Executive will be eligible to participate in the Company’s employee benefit plans, as in effect from time to time, on the same basis as such plans are generally provided to similarly situated executives of the Company; provided, that, Executive shall accrue up to five (5) weeks of vacation during each calendar year in the Term and, to the extent Executive does not use her full vacation allotment in any given calendar year, Executive may carry forward such unused vacation time up to a maximum accrual of two hundred forty (240) hours in accordance with the Company’s vacation policy as in effect from time to time.

During the Term, the Company shall reimburse Executive for all reasonable and necessary out-of-pocket business, entertainment and travel expenses incurred or paid by Executive in connection with, or related to, the performance of Executive’s duties, responsibilities or services under this Term Sheet in accordance with the Company’s policies and procedures, as in effect from time to time, for similarly situated employees of the Company; provided, that Executive shall be permitted to travel business class for any flights greater than five (5) hours. The Company shall reimburse Executive (or pay directly) up to $25,000 in the aggregate for all documented and reasonable legal fees and expenses incurred in connection with the negotiation and drafting of this Term Sheet and all ancillary documentation.

20. Section 280G

Notwithstanding anything contained in this Term Sheet to the contrary, to the extent that the payments and benefits provided under this Term Sheet and under any other Company plan or agreement (collectively, the “Payments”) would subject Executive to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”),

•  (i) If any Payment or Payments would otherwise constitute an “excess parachute payment,” as defined in Section 280G of the Code, the Payment or Payments shall be reduced (but not below zero) to the largest amount that will result in no portion of the Payments being subject to the excise tax imposed under Section 4999 of the Code (the “Reduced Amount”).

•  Notwithstanding clause (i) Executive shall receive full Payment if it is determined that the net after-tax benefit Executive would receive, after taking into account income taxes, employment taxes and the Excise Tax, is greater than the net after-tax amount Executive would receive based on the application of clause (i) above. In this event, Executive shall be responsible for the payment of any Excise Tax.

To the extent Payments are reduced pursuant to clause (i) above, Payments shall be reduced by the Company in its reasonable discretion in the following order: (A) reduction of any cash payment, excluding any cash payment with respect to the acceleration of equity awards, that is otherwise payable to Executive that is exempt from Section 409A of the Code, (B) reduction of any other payments or benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code and (C) reduction of any payment with respect to the acceleration of equity awards that is otherwise payable to Executive that is exempt from Section 409A of the Code.

All determinations required to be made under this Section, including whether Executive will receive a Reduced Amount or full Payment and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm, law firm, or other advisor as may be designated by the Company in consultation with Executive (the “Advisor”) which shall provide detailed supporting calculations both to the Company and Executive at least 7 business days prior to the date any Payment is scheduled to be made or commence. All fees and expenses of the Advisor shall be borne solely by the Company. Any determination by the Advisor shall be binding upon the Company and Executive in the absence of manifest error. As a result of the uncertainty in the application of the Excise Tax at the time of the initial determination by the Advisor hereunder, it is possible that Payments which will not have been made by the Company should have been made (the “Underpayment”), consistent with the calculations required to be made hereunder. The Advisor shall determine the amount of any Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

21. Restrictive Covenants

Executive is a substantial optionholder of Panavision Inc., and has obtained and developed extensive and valuable knowledge and confidential information concerning the business of Panavision Inc. Executive, in the course of conducting the business of Panavision Inc. has also developed on behalf of Panavision Inc. significant goodwill that is now a significant part of the value of Panavision Inc. This goodwill extends throughout the Restricted Territory (as defined below). Pursuant to and subject to the terms and conditions of the BCA, Executive will receive substantial cash consideration in exchange for Executive’s stock options in Panavision Inc. In connection with, and as a condition to the consummation of, the transactions contemplated by the BCA, and to enable the Company to secure more fully the benefits of such transactions, the Company has required that Executive enter into these Restrictive Covenants; and Executive is entering into these Restrictive Covenants in order to induce the Company to consummate the transactions contemplated by the BCA, as the Company believes entering into these Restrictive Covenants is necessary to protect the goodwill of the Company and its business.

During the period commencing on date of Closing and ending on the 12-month anniversary of the date on which Executive’s employment or engagement with the Company terminates for any reason (the “Restricted Period”), Executive agrees and covenants not to engage in Prohibited Activity (as defined below) within the United States, Canada, United Kingdom, Australia and New Zealand (the “Restricted Territory”). For purposes of this non-compete clause, “Prohibited Activity” is activity in which Executive contributes Executive’s knowledge, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, contractor, agent, partner, director, stockholder, officer, volunteer, intern, or any other similar capacity to an entity engaged in the same or substantially similar business as the Company which, for the avoidance of doubt, presently encompasses the business of production equipment rental and post-productions services within the Restricted Territory. Prohibited Activity also includes activity that may require or inevitably require disclosure of trade secrets, proprietary information, or confidential information. Nothing herein shall prohibit Executive from purchasing or owning less than 5% of the publicly traded securities or non-publicly traded securities of any corporation or other entity, provided that such ownership represents a passive investment and that Executive is not a controlling person of, or a member of a group that controls, such corporation. This Section does not, in any way, restrict or impede Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

Executive agrees and covenants not to directly or indirectly solicit, hire, recruit, or attempt to solicit, hire, or recruit, any employee of the Company or any employee who has been employed by the Company in the 12 months preceding the last day of Executive’s employment (collectively, “Covered Employee”), or induce the termination of employment of any Covered Employee during the Restricted Period. Executive shall not violate this paragraph by providing a personal reference or by placing a general advertisement not directed specifically at Company employees or former employees.

Executive understands and acknowledges that because of Executive’s experience with and relationship to the Company, Executive has had and will continue to have access to and has learned and will continue to learn about much or all of the Company’s Customer Information, including, but not limited to, confidential information. “Customer Information” includes, but is not limited to, names, phone numbers, addresses, email addresses, order history, order preferences, chain of command, pricing information, and other information identifying facts and circumstances specific to the customer, vendor or supplier and relevant to sales and services. Executive understands and acknowledges that: (i) the Company’s relationships with its customers is of great competitive value; (ii) the Company has invested and continues to invest substantial resources in developing and preserving its customer relationships and goodwill; and (iii) the loss of any such customer, vendor or supplier relationship or goodwill will cause significant and irreparable harm to the Company. Executive agrees and covenants, for the Restricted Period, not to directly or indirectly solicit, contact, or attempt to solicit or contact, or meet with the Company’s current, former, or demonstrably prospective customers, vendors or suppliers for purposes of offering or accepting goods or services similar to or competitive with those offered by the Company.

Executive agrees and covenants that Executive will not at any time make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company or its businesses, or any of its employees, officers, and existing and prospective customers, suppliers, investors, and other associated third parties. The Company agrees and covenants that it will use commercially reasonable efforts to cause its officers and directors to refrain from making, publishing or communicating to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Employee. This paragraph shall not be violated by any truthful testimony provided pursuant to legal process or a governmental or regulatory investigation.

This Section does not, in any way, restrict or impede Executive from exercising protected rights to the extent that such rights cannot be waived by agreement, including but not limited to Executive’s Section 7 rights under the NLRA or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

22. Section 409A

To the extent applicable, this Term Sheet shall be interpreted and applied consistent and in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder (“Section 409A”). If, however, the parties determine that any compensation or benefits payable under this Term Sheet may be or become subject to Section 409A, the parties shall cooperate to adopt such amendments to this Term Sheet or to adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take such other actions, as the parties determine to be necessary or appropriate to (i) exempt the compensation and benefits payable under this Term Sheet from Section 409A and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A; provided, that, any such actions shall attempt to preserve, to the maximum extent reasonably practicable, the intended economics of this Term Sheet. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Term Sheet comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by Executive on account of noncompliance with Section 409A.

To the extent required by Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Term Sheet providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Term Sheet, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”

Notwithstanding anything to the contrary in this Term Sheet, no compensation or benefits, including without limitation any severance payments or benefits payable under Section 9, shall be paid to Executive during the 6-month period following Executive’s separation from service from the Company to the extent that paying such amounts at the time or times indicated in this Term Sheet would result in a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such 6-month period (or such earlier date upon which such amount can be paid under Section 409A without resulting in a prohibited distribution, including as a result of Executive’s death), the Company shall pay Executive a lump-sum amount equal to the cumulative amount that would have otherwise been payable to Executive during such 6-month period and, thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

For purposes of this Term Sheet, each amount to be paid or benefit to be provided shall be construed as a separate identified payment for purposes of Section 409A.

To the extent that reimbursements or other in-kind benefits under this Term Sheet constitute “nonqualified deferred compensation” for purposes of Section 409A, (i) all expenses or other reimbursements hereunder shall be made on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by Executive, (ii) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) no such reimbursement, expenses eligible for reimbursement, or in-kind benefits provided in any taxable year shall in any way affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year.

23. No Waiver	The failure of a party to insist upon strict adherence to any term of this Term Sheet on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Term Sheet.

24. Severability	In the event that any one or more of the provisions of this Term Sheet shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Term Sheet shall not be affected thereby.

25. Assignment	This Term Sheet shall not be assignable by Executive. This Term Sheet may be assigned by the Company only to a successor in interest to substantially all of the business operations of the Company. Upon such assignment, the rights and obligations of the Company hereunder shall become the rights and obligations of such affiliate or successor person or entity.

26. Notice

For the purpose of this Term Sheet, notices and all other communications provided for in the Term Sheet shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, or if mailed by registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt.

If to Executive, to such address as shall most currently appear on the records of the Company.

If to the Company, to:

Saban Capital Acquisition Corp.

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, CA 90067

Attention: Adam Chesnoff

 Niveen S. Tadros, Esq.

Email:       achesnoff@sabanac.com

 ntadros@sabanac.com

Facsimile No.: 310-355-0572

27. Entire Agreement; Amendment	This Term Sheet, together with the Inventions and Confidentiality Agreement, constitutes the entire agreement between the parties as of the Closing and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Term Sheet. This Term Sheet may not be altered, modified, or amended except by written instrument signed by both a properly authorized executive officer of the Company and Executive.

28. Survival	Sections 9, 10, 11, 12, 13, 14, 15 (solely as it relates to the Inventions and Confidentiality Agreement), 16, 17, 20, 21, 22, 23, 24, 25 and 26 shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Term.

29. Section Headings	The headings of the Sections hereof are provided for convenience only and are not to serve as a basis for interpretation or construction, and shall not constitute a part, of this Term Sheet.

30. Counterparts	This Term Sheet may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same Term Sheet.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Term Sheet effective as of the date first above written.

Executive		Saban Capital Acquisition Corp.

By:	/s/ Kim Snyder	By:	/s/ Adam Chesnoff
Name:	Kim Snyder	Name:	Adam Chesnoff
		Title:	Chief Executive Officer and President

[Signature Page to Term Sheet]